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                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.

                                  FORM U-33-S

              ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES

                       Filed under Section 33(e) of the
            Public Utility Holding Company Act of 1935, as amended
                  For the fiscal year ended December 31, 2000
       Filed pursuant to the Public Utility Holding Company Act of 1935 by

                         RELIANT ENERGY, INCORPORATED
                                1111 Louisiana
                             Houston, Texas 77002
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     Reliant Energy, Incorporated, a Texas corporation ("Reliant Energy"), on behalf of itself and on behalf of Reliant Energy Resources Corp., a Delaware corporation and wholly-owned subsidiary of Reliant Energy ("Resources") hereby files with the Securities and Exchange Commission (the "Commission"), pursuant to Section 33(e)(1) of the Public Utility Holding Company Act of 1935 (the "Act") and Rule 57(b) of the implementing regulations thereunder, this Annual Report Concerning Foreign Utility Companies on Form U-33-S covering the preceding fiscal year ended December 31, 2000. Reliant Energy is a United States holding company exempt from regulation under the Act pursuant to Section 3(a)(2) thereunder and an associate company of each of, or otherwise owns an interest in, the following foreign utility companies (collectively, the "Reliant Energy FUCOs"):

     .    Empresa Distribuidora de Electricidad de Santiago del Estero S.A.,
     .    Light - Servicos de Eletricidade S.A.,
     .    Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A.,
     .    Empresa de Energia del Pacifico S.A. E.S.P.,
     .    Central Hidroelectrica del Rio Anchicaya S.A. E.S.P.,
     .    Compania de Electricidad de Tulua S.A. E.S.P.,
     .    Gases de Occidente S.A.,
     .    Interconexion Electrica S.A.,
     .    Electrificadora de la Costa Atlantica S.A. E.S.P.,
     .    Electrificadora del Caribe S.A. E.S.P.,
     .    Empresa Electrica de Oriente, S.A. de C.V.
     .    Compania de Alumbrado Electrico de San Salvador, S.A. de C.V.,
     .    Distribuidora Electrica de Usulutan, S. de E. M.,
     .    Rain Calcining Limited; and
     .    N.V.  UNA.

Item 1.

     Identify each foreign utility company, state its location and business address, and describe the facilities it utilizes for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identify each system company that holds an interest in the company and describe the interest held.

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1.   Empresa Distribuidora de Electricidad de Santiago del Estero S.A. ("EDESE")

     Location:           North Central Argentina

     Business Address:   Avenida Roca (S) 214
                         4200 Santiago del Estero
                         Argentina

     Description of Facilities:  EDESE is an electricity distribution company
     -------------------------
serving customers in the north central part of Argentina under a 95-year concession granted by the provincial government expiring on January 4, 2090. EDESE was founded in 1994 as a result of the breakup of Agua y Energia Electrica Sociedad del Estado, the former electric power company in Santiago del Estero. EDESE has about 0.14 million customers and billed approximately 463 GWh of electricity in 2000. At December 31, 2000, the system through which EDESE supplies electricity consisted of 2,371 transformers with a total capacity of approximately 240 MVA and approximately 6,830 km of medium- and low-voltage power lines with 2,041 supporting substations.

     Associated foreign utility companies and description of ownership
     -----------------------------------------------------------------
interests: Reliant Energy Santiago del Estero, S.A., a company organized under the laws of Argentina, owns an approximate 90% interest in EDESE. Reliant Energy International, Inc., a wholly owned subsidiary of Reliant Energy and a Delaware corporation ("Reliant Energy International"), owns an approximate 99% interest in Reliant Energy Santiago del Estero, S.A. and exercises beneficial ownership of all shares of capital stock of Reliant Energy Santiago del Estero, S.A.

2.   Light - Servicos de Eletricidade S.A. ("Light")

     Location:           Rio de Janeiro, Brazil

     Business Address:   Praia do Flamengo, 66-A
                         22210-030 Rio de Janeiro
                         Rio de Janeiro, Brazil

     Description of Facilities:  Light is a publicly held Brazilian corporation
     -------------------------
and the operator of an integrated electric power and distribution system that serves a portion of the state of Rio de Janeiro, Brazil, including the city of Rio de Janeiro. Light has about 2.9 million customers and billed about 23,748 GWh of electricity in 1999. Light has 786 megawatts of hydroelectric generation and purchases the remainder of its power needs from FURNAS and Itaipu.

     Associated foreign utility companies and description of ownership
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interests: Reliant Energy International indirectly owned approximate 12% of the common stock of Light, which it sold in December, 2000.

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3.   Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A. ("Metropolitana")

     Location:           Sao Paulo, Brazil

     Business Address:   Av. Alfredo Egidio de Souza Aranha, 100
                         13 - BL B
                         Jardim Santo Antonio
                         CEP 04726-905
                         Sao Paulo, SP, Brazil

     Description of Facilities:  Metropolitana is an electric distribution
     -------------------------
company that serves a portion of the state of Sao Paulo, Brazil, including the metropolitan area of the city of Sao Paulo. Metropolitana serves approximately
4.4 million customers and primarily purchases its power from Itaipu and CESP. CESP is the largest distributor in Latin America, which serves 13% of the Brazilian distribution market.

     Associated foreign utility companies and description of ownership
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interests:  Reliant Energy indirectly owned an approximate 9% interest in the common stock of Metropolitana, which it sold in December, 2000.

4.   Empresa de Energia del Pacifico S.A. E.S.P. ("EPSA")

     Location:           The Valle del Cauca province of Colombia

     Business Address:   Carrera 57 No. 11-29
                         Cali, Valle, Colombia

     Description of Facilities:  EPSA is engaged in the generation, transmission
     -------------------------
and distribution of electricity and power marketing primarily in the Department of Valle del Cauca in the southwestern region of Colombia, including the area surrounding the city of Cali. EPSA markets and distributes electricity to approximately 360,000 customers in 39 of the 42 municipalities in Valle del Cauca. EPSA is the fourth largest generation company in Colombia and the only major electricity generating company in southwestern Colombia.

     Associated foreign utility companies and description of ownership
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interests:  Valle Energy Ventures, Inc., a company organized under the laws of the Cayman Islands ("Valle Energy"), owns an approximate 45% interest in EPSA. Valle Energy is a 50-50 joint venture owned indirectly by Reliant Energy International, and Grupo EDC, which comprises C.A. La Electricidad de Caracas, S.A.C.A. and Corporacion EDC S.A.C.A. In addition, Reliant Energy International owned an approximate 6% indirect interest in EPSA. In the fourth quarter of 2000, Reliant Energy International sold its interests in Valle Energy and in EPSA.

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5.   Central Hidroelectrica del Rio Anchicaya S.A. E.S.P. ("Central Hidro")

     Location:           The Valle del Cauca province of Colombia

     Business Address:   Carrera 57 No. 11-38
                         Tercer Piso
                         Cali, Valle, Colombia

     Description of Facilities:  Central Hidro is a hydroelectric facility
     -------------------------
located in the Valle del Cauca province of Colombia. Since the privatization, Central Hidro has been managed as an integral part of the EPSA generation system.

     Associated foreign utility companies and description of ownership
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interests:  EPSA owns a 99% interest in Central Hidro.  In the fourth quarter of
2000, Reliant Energy International sold its interest in EPSA.

6.   Compania de Electricidad de Tulua S.A. E.S.P. ("CET")

     Location:           Tulua, Colombia

     Business Address:   Calle 29 No. 23-45
                         Tulua,  Valle, Colombia

     Description of Facilities:  CET is an electric utility in Tulua, Colombia
     -------------------------
in the center of the Valle Del Cauca province. It serves 37,000 customers in an area contiguous to the EPSA service area and has three small hydro-generating units.

     Associated foreign utility companies and description of ownership
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interests:  EPSA owns an approximate 86% interest in CET.  In the fourth quarter of 2000, Reliant Energy International sold its interest in EPSA.

7.   Gases de Occidente S.A.

     Location:           Valle del Cauca province of Colombia

     Business Address:   Calle 44 Norte No. 4N-93
                         Barrio La Flora
                         Cali, Valle, Colombia

     Description of Facilities:  Gases de Occidente is a natural gas
     -------------------------
distribution company that serves the city of Cali.

     Associated foreign utility companies and description of ownership
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interests:  EPSA owns an approximate 7% interest in Gases de Occidente S.A.  In the fourth quarter of 2000, Reliant Energy International sold its interest in EPSA.

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8.   Interconexion Electrica S.A.

     Location:           Medellin, Colombia

     Business Address:   Calle 12 Sur No. 18-168
                         Medellin, Antioqua, Colombia

     Description of Facilities:  Interconexion Electrica S.A. is the national
     -------------------------
electric transmission company of Colombia.

     Associated foreign utility companies and description of ownership
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interests:  EPSA owns an approximate 5% interest in Interconexion Electrica S.A.
In the fourth quarter of 2000, Reliant Energy International sold its interest in EPSA.

9.   ISA Generacion S.A. E.S.P.

     Location:           Medellin, Colombia

     Business Address:   Carrera 43 A No. 11 A
                         80 El Poblado
                         Medellin, Antioquia, Colombia

     Description of Facilities:  ISA Generacion S.A. E.S.P. is the Colombian
     -------------------------
national hydroelectric company and is the largest generation company in Colombia.

     Associated foreign utility companies and description of ownership
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interests:  EPSA owns an approximate 5% interest in ISA Generacion S.A. E.S.P.
In the fourth quarter of 2000, Reliant Energy International sold its interest in EPSA.

10.  Electrificadora de la Costa Atlantica S.A. E.S.P. ("Electrocosta")

     Location:           The Atlantic coast region of Colombia

     Business Address:   Carrera 3 No. 26-76
                         Sector Chambacu
                         Edificio Chambacu 19 - Piso 3
                         Cartagena, Colombia

     Description of Facilities:  Electrocosta is an electric distribution
     -------------------------
company that, along with Electricaribe, serves approximately 1.2 million customers in the Atlantic coastal region of Colombia, including the cities of Santa Marta, Barranquilla and Cartagena. Electrocosta manages 6,236 kilometers of sub-transmission and primary electric distribution lines with voltages of 110 kV to 13.8 kV. Electrocosta, along with Electricaribe, is linked throughout the region to the national grid through a series of substations with a total transformation capacity of 3,847 mVa.

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     Associated foreign utility companies and description of ownership
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interests:  Caribe Energy Holdings Ltd., a company organized under the laws of the Cayman Islands ("Caribe Energy"), owns an approximate 70% interest in Electrocosta. Caribe Energy is a wholly owned subsidiary of HIEDC Holdings Ltd., a company organized under the laws of the Cayman Islands ("HIEDC Holdings"). HIEDC Holdings is a 50-50 joint venture owned by Reliant Energy Caribe Ltd., a company organized under the laws of the Cayman Islands and a wholly owned subsidiary of Reliant Energy International, and Grupo EDC. In the fourth quarter of 2000, Reliant Energy International sold its interest in Reliant Energy Caribe Ltd.

11.  Electrificadora del Caribe S.A. E.S.P. ("Electricaribe")

     Location:           The Atlantic coast region of Colombia

     Business Address:   Calle 76 No. 54-11 Piso 12
                         World Trade Center, Oficina 12-07
                         Barranquilla, Colombia

     Description of Facilities:  Electricaribe is an electric distribution
     -------------------------
company that, along with Electrocosta, serves approximately 1.2 million customers in the Atlantic coastal region of Colombia, including the cities of Santa Marta, Barranquilla and Cartagena. Electricaribe operates 4,745 kilometers of sub-transmission and primary electric distribution lines with voltages of 110 kV to 13.8 kV. Electricaribe, along with Electrocosta, is linked throughout the region to the national grid through a series of substations with a total transformation capacity of 3,847 mVa.

     Associated foreign utility companies and description of ownership
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interests:  Caribe Energy owned an approximate 69% interest in Electricaribe, which it sold in the fourth quarter of 2000. In the fourth quarter of 2000, Reliant Energy International sold its interest in Reliant Energy Caribe Ltd.

12.  Empresa Electrica de Oriente, S.A. de C.V. ("Oriente")

     Location:           Eastern El Salvador

     Business Address:   Final 29a Av. Norte y Calle Bambu
                         Colonia San Antonio
                         Ayutuxtepeque
                         San Salvador
                         El Salvador

     Description of Facilities:  Oriente is an electric distribution system
     -------------------------
located in the eastern part of El Salvador. The largest city in Oriente's service area is San Miguel, the third largest city in El Salvador. Over 94% of Oriente's customers are residential. At June 30, 2000, the system through which Oriente supplied electricity consisted of 3,321 transformers representing approximately 77 MVA of transformer capacity, approximately 4,130 km of medium- and low-voltage power lines and 18 substations. Oriente's primary system is a medium-voltage network

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operating at 46 kV to 4.16 kV and accounting for 61% of Oriente's total network.
Low voltage lines of 120 V and 240 V comprise the remaining 39% of Oriente's total network.

     Associated foreign utility companies and description of ownership
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interests:  El Salvador Energy Holdings, a company organized under the laws of the Cayman Islands ("El Salvador Holdings"), owns an approximate 89% interest in Oriente. El Salvador Holdings was a joint venture owned by Reliant Energy Salvador Holding Company Ltd., a company organized under the laws of the Cayman Islands ("Reliant Energy Salvador") and a wholly owned subsidiary of Reliant Energy International, and EDC Energy Ventures-El Salvador, a company organized under the laws of the Cayman Islands ("EDC"). EDC and Reliant Energy Salvador each owned a 50% interest in El Salvador Holdings. In the fourth quarter of 2000, Reliant Energy Salvador sold its interest in El Salvador Holdings.

13.  Compania de Alumbrado Electrico de San Salvador, S.A. de C.V. ("CAESS")

     Location:           Central and northern El Salvador

     Business Address:   Final 29a Av. Norte y Calle Bambu
                         Colonia San Antonio
                         Ayutuxtepeque
                         San Salvador
                         El Salvador

     Description of Facilities:  CAESS is an electric distribution system
     -------------------------
located in the central and northern regions of El Salvador, including the majority of the capital city of San Salvador. Approximately 91% of CAESS's customers are residential. At June 30, 2000, the system through which CAESS supplies electricity consisted of 11,390 transformers with a total capacity of approximately 421 MVA and approximately 5,956 km of medium- and low-voltage power lines with 15 supporting substations and one under construction. Low voltage lines of 120 V and 240 V accounted for nearly 53% of the total network and the remainder consisted primarily of medium voltage lines. Nearly all of CAESS's medium and low voltage lines are above ground with the exception of a few kilometers of 4.16 kV underground lines in San Salvador. The network had nine points of delivery from the transmission grid, four of which are located in San Salvador and five of which are located in rural areas.

     Associated foreign utility companies and description of ownership
     -----------------------------------------------------------------
interests: El Salvador Holdings owned an approximate 75% interest in CAESS. In the fourth quarter of 2000, Reliant Energy Holdings sold its interests in El Salvador Holdings.

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14.  Distribuidora Electrica de Usulutan, S. de E. M. ("Usulutan")

     Location:           Southeastern El Salvador

     Business Address:   Final 29a Av. Norte y Calle Bambu
                         Colonia San Antonio
                         Ayutuxtepeque
                         San Salvador
                         El Salvador

     Description of Facilities:  Usulutan is an electric distribution system
     -------------------------
serving southeastern portions of El Salvador, primarily in the department of Usulutan.

     Associated foreign utility companies and description of ownership
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interests:  CAESS owns an approximate 98% interest in Usulutan.  In the fourth quarter of 2000, Reliant Energy Holdings sold its interests in El Salvador Holdings, which owned an approximate 75% interest in CAESS.

15.  Rain Calcining Limited ("Rain")

     Location:           Visakhapatnam, India

     Business Address:   6-3-571/2, II Floor, "Rockvista"
                         Rockdale Estate, Somajiguida
                         Hyderabad 500 082, India

     Description of Facilities:  Rain owns a petroleum coke calcining plant and
     -------------------------
an associated electricity generation facility in Visakhapatnam, India, which is located on the east coast of India midway between Calcutta and Madras in the state of Andhra Pradesh.

     Associated foreign utility companies and description of ownership
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interests:  Reliant Energy - Rain, Inc. ("RE Rain"), owns an approximate 25%
interest in Rain. RE Rain is a wholly owned subsidiary of Reliant Energy - India, Inc. ("RE India"). RE India is a wholly owned subsidiary of Reliant Energy International II, Inc., a Delaware corporation and wholly owned subsidiary of Reliant Energy International.

16.  N.V. UNA ("UNA")

     Location:           The Netherlands

     Business Address:   Keulsekade 189, Utrecht
                         The Netherlands

     Description of Facilities:  UNA is one of the Netherlands' four largest
     -------------------------
generating companies. In 2000, UNA generated more than 20% of the country's electricity production, excluding electricity generated by cogeneration or other industrial processes. UNA serves the

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provinces of North-Holland and Utrecht, as well as the municipalities of
Amsterdam and Utrecht, providing electricity for approximately two million people and more than 12,000 commercial users. As of December 31, 2000, UNA owned and operated 14 generating stations with 3,472 Megawatts of capacity spread across five sites. UNA's generating stations also supply several large municipalities with hot water for district heating purposes. In 2000, approximately 47% of UNA's generation output was natural gas fired, 15% was blast furnace fired, 38% was coal fired and less than 1% was oil fired.

     Associated foreign utility companies and description of ownership
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interests:  Reliant Energy UNA B.V. a company organized under the laws of the
Netherlands ("REUNA"), acquired 40% and 12% of UNA's capital stock on October 7, 1999 and December 1, 1999, respectively, and on March 1, 2000, purchased the remaining 48% of the shares of UNA. Reliant Energy Wholesale (Europe) Holdings II C.V., a company organized under the laws of the Netherlands ("Holdings II") owns a 48% interest in REUNA, and Reliant Energy Wholesale (Europe) C.V., a company organized under the laws of the Netherlands ("Wholesale C.V."), owns a 52% interest in REUNA. Reliant Energy Wholesale (Europe) Holdings B.V., a company organized under the laws of the Netherlands ("Wholesale Holdings B.V.") owns a 0.5% general partnership interest in Holdings II and a 0.5% general partnership interest in Wholesale C.V. The Dutch branch of Reliant Energy Europe Inc., a company organized under the laws of the state of Delaware ("RE Europe"), owns a 99.5% limited partnership interest in both Holdings II and Wholesale C.V. Wholesale Holdings B.V. is a wholly-owned subsidiary of RE Europe, which is a wholly-owned subsidiary of Reliant Energy Capital (Europe), Inc., a company organized under the laws of the state of Delaware ("RE Capital"). RE Capital is a wholly-owned subsidiary of Reliant Energy Power Generation, Inc., a corporation organized under the laws of the state of Delaware ("Power Generation"). Power Generation is a wholly-owned subsidiary of Reliant Resources, Inc., a Delaware corporation, which is a wholly-owned subsidiary of Reliant Energy.

Item 2.

     Identify any debt or other financial obligation of the foreign utility company for which there is recourse directly or indirectly to the reporting public-utility company or, if the reporting company is an exempt holding company, to any system company. Identify separately any direct or indirect guarantee of a security of a foreign utility company by any system company.

     Neither Reliant Energy nor any system company is subject to recourse for any debt or other financial obligation (through direct or indirect guarantees or otherwise) of any of the Reliant Energy FUCOs.

Item 3.

     Identify any service, sales or construction contract(s) between a foreign utility company and the reporting public-utility company or, if the reporting company is an exempt holding company, any system company. Describe the services to be rendered or goods sold, and the fees or revenues under such contract(s).

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     The following list contains all of the service, sales and construction contracts between any Reliant Energy FUCO and any system company of Reliant
Energy:

1.   EDESE.  None.
     -----

2.   Light.  Light, Metropolitana, Reliant Energy and four other corporations
     -----
involved in the acquisition of Metropolitana entered into a Contract for Rendering of Services, dated April 15, 1999, under which Metroplitana agreed to pay the other parties to the Contract compensation for providing technical and operational advice to Metropolitana. The fees under this Contract correspond to the expenses incurred in the performance of such activities.

     Light and International are parties to an Economic and Financial Consulting Services Contract, dated April 9, 1999, under which International provides consulting services to Light in the areas of economic study and administrative and financial management. For such services, Light pays International a fee of $1,200,000 per year. The Contract is for a one year duration, renewable upon the agreement of both parties.

3.   Metropolitana.  See description of Contract for Rendering Services
     -------------
described in 2, above.

4.   EPSA.  None.
     ----

5.   Central Hidro.  None.
     -------------

6.   CET.  None.
     ---

7.   Gases de Occidente S.A.  None.
     ----------------------

8.   Interconexion Electrica S.A.  None.
     ---------------------------

9. Electrocosta and Caribe Energy entered into a Technical Services Agreement by which Caribe Energy will provide Electrocosta with technical and operational advice. Under the Agreement, Electrocosta will pay Caribe Energy a monthly fee equal to the sum of $1,500,000 for each 1% of reduction in Electrocosta's total losses in the corresponding month and 0.75% of Electrocosta's sales during the corresponding month.

10. Electricaribe and Caribe Energy entered into a Technical Services Agreement by which Caribe Energy will provide Electricaribe with technical and operational advice. Under the Agreement, Electricaribe will pay Caribe Energy a monthly fee equal to the sum of $2,000,000 for each 1% of reduction in Electricaribe's total losses in the corresponding month and 0.75% of Electricaribe's sales during the corresponding month.

11. Oriente and El Salvador Holdings entered into Technical Service Agreement, effective March 1, 1998, by which El Salvador Holdings will provide technical and management advice to Oriente, and Oriente will pay El Salvador Holdings an amount equal to two percent of its total sales for such advice.

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12.  CAESS and El Salvador Holdings entered into Technical Service Agreement, effective March 1, 1998, by which El Salvador Holdings will provide technical and management advice to CAESS, and CAESS will pay El Salvador Holdings an amount equal to two percent of its total sales for such advice.


13.  Usulutan.  None.
     --------

14. Rain and RE Rain entered into a Technical Assistance Agreement, effective as of April 20, 1995, by which RE Rain agreed to provide technical and operational assistance to Rain. During the construction period of the cogeneration facility, Rain agreed to pay RE Rain $200,000 plus a bonus based on each megawatt beyond a certain level produced by Rain's steam turbine. During the operations period of the cogeneration facility, Rain agreed to pay RE Rain a quarterly operations fee equal to the greater of one-half of the revenues from the sale of electricity produced by the facility, or $25,000, and an annual bonus calculated based on the production of the facility and the sales revenue.

15. UNA. On December 29, 2000, Reliant Energy Trading & Marketing B.V., a Dutch company ("RETM") and an indirect wholly-owned subsidiary of Reliant Resources, Inc., borrowed 30,000,000 Euros from UNA. The loan, which bears interest at a rate of 5.605%, is due on March 30, 2001.

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                                   SIGNATURE

     The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

                              RELIANT ENERGY, INCORPORATED


                              By:  /s/ Mary P. Ricciardello
                                 -------------------------------------------
                                      (Mary P. Ricciardello)
                                Senior Vice President and Chief Accounting
                                Officer


Date:  April 30, 2001

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

               Mary P. Ricciardello
               Senior Vice President and Chief Accounting Officer
               Reliant Energy, Incorporated
               1111 Louisiana
               Houston, TX  77002

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